CERTIFICATE OF AUTHOR

I, Dinara Nussipakynova, P.Geo., of Vancouver, British Columbia, do hereby certify that:

1I am currently employed as a Principal Geologist with AMC Mining Consultants (Canada) Ltd., with an office at Suite 202, 200 Granville Street, Vancouver, British Columbia V6C 1S4.

2This certificate applies to the Technical Report titled “Silver Sand Deposit Preliminary Economic Assessment” with an effective date of 30 November 2022 (the “Technical Report”), prepared for New Pacific Metals Corp. (“the Issuer”) in respect of the Issuer's Silver Sand property (the "Property").

3I am a graduate of Kazakh National Polytechnic University (Bachelor of Science and Master of Science in Geology in 1987). I am a member in good standing of the Association of Engineers and Geoscientists of British Columbia (Registration #37412) and the Association of Professional Geoscientists of Ontario (Registration #1298). I have practiced my profession continuously since 1987 and have been involved in mineral exploration and mine geology for a total of 35 years since my graduation from university. My experience is principally in Mineral Resource estimation, database management, and geological interpretation.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4I visited the Property from 28 - 29 May 2022 for 2 days.

5I am responsible for Sections 7 - 12, 14 and parts of 1, 25, 26, and 27 of the Technical Report.

6I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7I have had prior involvement with the Property in that I was a qualified person for previous AMC Technical Report on the Silver Sand Property in 2020 (dated 25 May 2020, amended and restated on 3 June 2020 with an effective date of 16 January 2020).

8I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

9As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 30 November 2022

Signing Date: 14 February 2023

Original signed by

Dinara Nussipakynova, P.Geo.

Principal Geologist

AMC Mining Consultants (Canada) Ltd.